    WORLD MONITOR TRUST--
    SERIES C
    MONTHLY REPORT/
    JUNE 26, 1998

         WORLD MONITOR TRUST--SERIES C
--------------------------------------------------------------------------------
Dear Limited Partner:

We are pleased to welcome you as an investor in World Monitor Trust--Series C (the 'Trust') which commenced trading on June 10, 1998. As an investor in the Trust, you will receive a Monthly Report containing financial information monthly and market commentary quarterly.

Enclosed is the Trust's report for the period from June 10, 1998 to June 26, 1998. The net asset value of an interest as of June 26, 1998 was $96.94, a decrease of 3.06% from the Trust's initial $100 value.

Trading in June resulted in losses for the Trust. Unprofitable sectors included the metal, currency, energy, grain, index, financial and meat sectors. Partially offsetting losses were gains experienced in the soft sector.

In the metal sector, the Trust incurred losses in gold positions as prices fluctuated wildly in response to the yen intervention by the U.S. Copper positions were also unprofitable as it's price traded within a tight range for much of the month.

The British pound was unprofitable as investors utilized it as a safe haven from the deutsche mark. Additionally, a deutsche mark/British pound crossrate position incurred losses as investors, nervous about German bank exposure in Russia, sold the mark and bought the pound. Natural gas contracts in the energy sector led to losses as prices rose on indications of increased demand by power plants to produce electricity for air conditioners.

The soft sector was profitable for the Trust, particularly long cotton positions, as prices rose throughout the month. Cocoa was also profitable.
The estimated net asset value per interest as of July 20, 1998 was $94.17. Past performance is not necessarily indicative of future results.
Should you have any questions, please contact your Prudential Securities Financial Advisor. For account status inquiries, contact Prudential Securities Client Services at 1-800-535-2077.

          Sincerely yours,


          Thomas M. Lane, Jr.
          President and Director
          PRUDENTIAL SECURITIES
          FUTURES MANAGEMENT INC.

Please note that the value which appears on your Prudential Securities statement is an estimated value at calendar month-end. The actual value as of the last Friday of the month is contained in this report.

STATEMENT OF OPERATIONS
----------------------------------------------------
For the period from June 10, 1998 (inception of
  trading) to June 26, 1998
Revenues:
Realized loss on commodity
  transactions..........................   $(101,089)
Change in unrealized commodity
  positions.............................     (58,155)
Interest income.........................      14,799
                                           ---------
                                            (144,445)
                                           ---------
Expenses:
Commissions.............................      20,839
Management fee..........................       5,377
                                           ---------
                                              26,216
                                           ---------
Net loss................................   $(170,661)
                                           ---------
                                           ---------

STATEMENT OF CHANGES IN NET ASSET VALUE
-----------------------------------------------------
For the period from June 10, 1998 (inception of
  trading) to June 26, 1998
                                                Per
                                   Total      Interest
                                 ----------   -------
Initial contributions (10
  interests)...................  $    1,000   $100.00
Additional contributions.......   6,219,773
Net loss.......................    (170,661)
Redemptions....................     (19,487)
                                 ----------
Net asset value at end of
  month (62,210.538
  interests)...................  $6,030,625     96.94
                                 ----------
                                 ----------
                                              -------
Change in net asset
  value per interest.......................   $ (3.06)
                                              -------
                                              -------
Percentage change..........................     (3.06)%
                                              -------
                                              -------

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I hereby affirm that, to the best of my knowledge and belief, the information contained herein relating to World Monitor Trust--Series C is accurate and complete.
                         PRUDENTIAL SECURITIES FUTURES
                                MANAGEMENT INC.

                             by: Barbara J. Brooks
                                   Treasurer